Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 18, 2007
Relating to Preliminary Prospectus Supplement dated December 12, 2007
Registration Statement on Form S-3: No. 333-147715
7,000,000 Shares
Common Stock
     On December 12, 2007, Nuance Communications, Inc. filed a Preliminary Prospectus Supplement pursuant to Rule 424(b)(5). The following updates the disclosure in the Preliminary Prospectus Supplement, and should be read in conjunction with the Preliminary Prospectus Supplement, dated December 12, 2007, and the Prospectus related thereto, dated November 29, 2007.
Price per Share
     The initial price to the public of the shares offered in this offering is $17.50 per share.
Decrease in Shares of Common Stock Offered by Nuance and Selling Stockholders
     The number of shares of our common stock being offered by us has decreased from 9,600,000 shares to 6,773,000 shares.
     The number of shares of our common stock being offered by the selling stockholders has decreased from 5,400,000 shares to 227,000 shares.
     The number of shares of our common stock that is subject to the underwriters’ over-allotment option has decreased from 2,250,000 shares to 1,050,000 shares, all of which may be purchased from us.
Use of Proceeds
      Based on the public offering price of $17.50, the net proceeds from this offering to us will be approximately $112.8 million, after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $130.5 million if the underwriters exercise their over-allotment option in full. We intend to use approximately 30% of the net proceeds received by us from this offering to repay certain of our outstanding term loans under our existing credit agreement. The term loans bear interest at a rate equal to LIBOR plus 2.5% (7.33% as of December 18, 2007) and mature on March 31, 2013. The remainder of the net proceeds from this offering will be used for general corporate purposes, including working capital and to fund possible investments in and acquisitions of complementary businesses, partnerships, minority investments, products or technologies. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

Capitalization

The following table sets forth our capitalization as of September 30, 2007 on an actual basis and on an as adjusted basis to reflect the completion of this offering and the anticipated use of proceeds. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto, which are incorporated by reference in this prospectus supplement.

	As of September 30, 2007
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$184,335	$262,170

Current portion of long-term debt	7,003	7,003

Long-term debt (less current portion)
Expanded 2006 Credit Facility	656,963	621,963
2.75% Convertible Debenture, net of $7,366 discount	242,634	242,634
Stockholders’ equity
Preferred stock — $.001 par value, authorized 40,000,000 shares; 3,562,238 shares issued and outstanding, actual and as adjusted	4,631	4,631
Common stock — $.001 par value, authorized 560,000,000 shares; 196,368,445 shares issued and 193,178,708 shares outstanding, actual, 203,141,445 shares issued and 199,951,708 shares outstanding, as adjusted;	196	203
Additional paid-in capital	1,078,020	1,190,848
Accumulated other comprehensive income, net	14,979	14,979
Accumulated deficit	(204,141)	(204,141)
Treasury stock, at cost	(15,418)	(15,418)

Total stockholders’ equity	878,267	991,102

Total long-term debt and stockholders’ equity	$1,777,864	$1,855,699

For purposes of the table above, the number of shares of common stock outstanding is based on the number of shares outstanding as of September 30, 2007 and excludes:

•	18,240,722 shares of common stock issuable upon the exercise of options outstanding at September 30, 2007, at a weighted average exercise price of $6.48 per share;

•	6,808,800 shares of common stock issuable upon the vesting of restricted stock units at September 30, 2007;

•	4,753,204 shares of common stock available for future issuance under our equity compensation plans at September 30, 2007;

•	7,840,918 shares of common stock issuable upon the exercise of warrants outstanding at September 30, 2007, at a weighted average exercise price of $4.63 per share;

•	3,562,238 shares of Series B Preferred Stock that are convertible into common stock on a one-to-one basis;

•	5,939,686 shares of common stock issued in connection with acquisitions consummated after September 30, 2007; and

•	1,050,000 shares that may be sold by us if the underwriters exercise their option to purchase additional shares in full.

Selling Stockholders

The following table sets forth the name of the selling stockholders, the number of shares and percentage of our common stock beneficially owned by the selling stockholders as of September 30, 2007, the number of shares of common stock being sold in this offering and the number of shares to be beneficially owned by the selling stockholders after the completion of this offering, in each case assuming the underwriters do not exercise their option to purchase additional shares.

	Shares Beneficially
	Owned			Shares Beneficially Owned
	Prior to Offering(1)		Number of	After This Offering
		Percent of	Shares		Percent of
Name of Beneficial Owner	Number	Class	Offered	Number	Class

Selling Stockholders:
Steven G. Chambers(2)	561,667	*	175,000	386,667	*
Steven E. Hebert(3)	58,306	*	2,000	56,306	*
Robert N. Wise(4)	281,841	*	50,000	231,841	*

*	Less than 1%

(1)	“Beneficial ownership” is a term broadly defined by the Securities and Exchange Commission in Rule 13d-3 under the Securities Exchange Act of 1934, and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment power. As of any particular date, a person or group of persons is deemed to have “beneficial ownership” of any shares underlying convertible securities beneficially held by such person or group if the holder of such convertible securities has the right to convert such convertible securities into common stock as of such date or within 60 days after such date.

(2)	Includes options to acquire 311,667 shares of our common stock that are exercisable within 60 days of September 30, 2007 and 200,000 unvested restricted stock units. Mr. Chambers, our President, Mobile and Consumer Services Division, does not have voting rights with respect to the shares underlying the restricted stock units.

(3)	Includes options to acquire 34,375 shares of our common stock that are exercisable within 60 days of September 30, 2007 and 15,598 unvested restricted stock units. Mr. Hebert, our Chief Accounting Officer, does not have voting rights with respect to the shares underlying the restricted stock units.

(4)	Includes options to acquire 70,833 shares of our common stock that are exercisable within 60 days of September 30, 2007 and 181,008 unvested restricted stock units. Mr. Wise, our President, Dictaphone Healthcare Division, does not have voting rights with respect to the shares underlying the restricted stock units.

Lock Up Arrangements
The Warburg Pincus Entities will be subject to the lock-up arrangements described on pages S-34 and S-35 of the Preliminary Prospectus Supplement for a period of 45 days from the date of the Final Prospectus Supplement related to this offering (subject to the extension described in the Preliminary Prospectus Supplement).

In addition to the exceptions to the lock-up agreements described on pages S-34 and S-35 of the Preliminary Prospectus Supplement, the underwriters have agreed that we may register, or file a prospectus supplement relating to any effective registration statement with respect to, resales of our 2.75% Convertible Debentures due 2027 outstanding and any common stock into which the Convertible Debentures are convertible.

     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE APPLICABLE PROSPECTUS SUPPLEMENTS AND THE PROSPECTUS IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE APPLICABLE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 800-831-9146 (CITIGROUP GLOBAL MARKETS INC.) OR 866-471-2526 (GOLDMAN SACHS & CO.).
     ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.